EXHIBIT 23.1

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-146815 on Form S-8 of our report relating to the financial statements of Gran Tierra Energy, Inc. dated March 7, 2008 (May 12, 2008 as to the effects of the restatement discussed in Note 13) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a restatement of the financial statements) and our report relating to the effectiveness of the Gran Tierra Energy, Inc.’s internal control over financial reporting dated March 7, 2008 (May 12, 2008 as to the effects of a material weakness) (which report expresses an adverse opinion on internal control over financial reporting), appearing in this Annual Report on Form 10-K/A of Gran Tierra Energy, Inc. for the year ended December 31, 2007.

/s/ DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants
Calgary, Canada
May 12, 2008